

July 27, 2010

Mr. Enrico Cavatorta
Chief Financial Officer
Luxottica Group S.p.A.
Via C. Cantu 2
Milan 20123, Italy

> **Re:** **Luxottica Group S.p.A**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 29, 2010**
> **Form 6-K filed May 14, 2010**
> **File No. 001-10421**

Dear Mr. Cavatorta:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18. Financial Statements, page 99

Note 1. Organization and Significant Accounting Policies, page F-12

Derivative Financial Instruments, page F-18

1.   We note that you utilize derivative financial instruments, principally interest rate and currency swap agreements, as part of your risk management policy to reduce your exposure to market risks. We see on page F-55 where you have disclosed the fair value and balance sheet classification of your derivative instruments. However, we note no disclosure of the line items and amounts of the gains and losses on derivative instruments recorded in your income statement. Accordingly, please tell us how your current derivative instrument disclosures comply with FASB ASC 815-10-50-4A to 50-4E and paragraph 50-4I.

Form 6-K filed May 14, 2010

Financial Results, page 3

Basis of Preparation, page 20

2.   We note from your disclosure on page 3 that starting with the first quarter of fiscal year 2010 you will report your financial results in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board ("IAS/IFRS") in all financial communications including reports to the United States Securities and Exchange Commission ("SEC"). Additionally, we note from your disclosure that up to and including the 2009 fiscal year you have been reporting your financial results in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). Also, we note from your disclosure on page 20 that the financial statements included in this Quarterly Report (the "Quarterly Financials") have been prepared in compliance with the International Financial Reporting Standards issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union ("IAS/IFRS"), and in accordance with International Accounting Standard ("IAS") 34—*Interim Financial Reporting*. Based on the above, it appears that this interim financial report prepared in accordance with IAS 34 is for part of the period covered by your first IFRS financial statements. In this regard, please provide us with your reasons for not including the disclosure and reconciliation requirements as outlined in paragraphs 32 and 33 of IFRS 1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief